UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

March 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report dated March 23, 2005

QUEENSTAKE CLOSES CDN $30,000,000 EQUITY FINANCING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  March 23, 2005

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.         Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.         Date of Material Change

March 23, 2005

3.         News Release

The date and place(s) of issuance of the news release are as follows:

March 23, 2005 in Denver, Colorado

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.         Summary of Material Change(s)

Queenstake Resources Ltd. announces that pursuant to a final short form prospectus dated March 11, 2005, it has successfully closed its equity financing for total gross proceeds of Cdn$30 million (approximately US$24.6 million).

5.         Full Description of Material Change

Queenstake Resources Ltd. (“Queenstake”) announces that pursuant to a final short form prospectus dated March 11, 2005, it has successfully closed its equity financing at the maximum offering amount of  Cdn$20 million (the “Offering”) through a syndicate of agents (“Agents”).  In addition the Agents also exercised their over-allotment option, bringing the total gross proceeds for the financing to Cdn$30 million (approximately US$24.6 million).  The total Offering consisted of 100 million units (the “Units”) with each Unit consisting of one common share and one half of one common share purchase warrant of Queenstake at a price of Cdn$0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share of Queenstake at an exercise price of Cdn$0.40 for a period of 24 months. If at any time after six months from the closing of this Offering, the weighted average trading price of Queenstake’s common shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the Common Shares principally trade) is Cdn$0.52 or more per common share for a period of thirty consecutive trading days then, upon notice by Queenstake, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid. The Agents received a 5% commission on the gross proceeds of the offering.

The net proceeds of the Offering (estimated at approximately Cdn $28.4 million and US $23.3 million) will be used to fund Queenstake’s planned capital expenditures, district exploration, and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for general corporate working capital.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

Not Applicable

8.         Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Dorian (Dusty) Nicol, President and Chief Executive Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557

9.         Date of Report

March 28, 2005